MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W. Calgary, AB, T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change December 30, 2005

3.

News Release

A news release dated December 30, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on December 30, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change On December 30, 2005, TransGlobe announced well results on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report December 30, 2005

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS, BLOCK S-1 YEMEN

Calgary, Alberta, Friday December 30, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces well results on Block S-1 in the Republic of Yemen.

Block S-1, Yemen (25% working interest)

The Hatat #1 wildcat exploration well was plugged and abandoned after failing to test hydrocarbons from a 596 meter interval of Granitic Basement. Hatat #1, which commenced drilling on November 26, 2005, reached a total depth of 1,614 meters. Although several fractures with hydrocarbon shows were encountered during drilling, the fractures were non-productive in the Hatat #1 well bore.

The drilling rig is preparing to move to the next drilling location at An Nagyah #19. The An Nagyah #19 well is planned as a horizontal Lam A development well in the producing An Nagyah field.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s Lloyd Herrick	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Lloyd W. Herrick	#2500, 605 – 5th Avenue, S.W.,
Vice President & COO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com